POWUR, PBC
SUBSCRIPTION AGREEMENT

This Subscription Agreement (the "**Agreement**") is entered into by and between the shareholder named on the signature page below (the "**Investor**"), and Powur, PBC, a Delaware Public Benefit Corporation (the "**Company**"), with reference to the following facts:

WHEREAS, the Company is offering (the "Offering") shares of Series 4 Preferred Stock and Class B Common Stock pursuant to the terms set forth in the Term Sheet dated April 21, 2017 (the "**Term Sheet**");

WHEREAS, if Investor is investing $25,000 or more then he/she/it shall be issued shares of Series 4 Preferred Stock having the rights, privileges and preferences as set forth in the Term Sheet and a Certificate of Designations, Preferences and Rights of Series 4 Preferred Stock to be filed with the Secretary of State of the State of Delaware promptly after the conclusion of the Offering, and if Investor is investing less than $25,000, he/she/it shall be issued shares of Class B Common Stock;

WHEREAS, Investor desires to purchase shares of Series 4 Preferred Stock or Class B Common Stock at $0.346 per share, and the Company desires to sell shares of Series 4 Preferred Stock or Class B Common Stock based on the terms contained herein;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Investor and Company agree as follows:

1. <u>Payment of Purchase Price; Issuance of Series 4 Preferred Stock or Class B Common Stock.</u>

(a)   **If Investor is investing $25,000 or more:** In exchange for Investor's payment of the purchase price in the amount specified on the signature page below for shares of Company Series 4 Preferred Stock at $0.346 per share, the Company shall issue the Investor the number of shares of Series 4 Preferred Stock specified on the signature page below. If Investor is an accredited investor which invests $25,000 or more, and the Company receives Investor's purchase price payment on or before April 23, 2017, then Investor shall receive additional shares of Series 4 Preferred Stock in an amount equal to 10% of the amount of Series 4 Preferred shares purchased by the Investor.   The Investor agrees to enter into the Company's Shareholders Agreement as a condition of receiving the shares. Promptly after the conclusion of the Offering, the Company shall file the Certificate of Designations, Preferences and Rights of Series 4 Preferred Stock with the Secretary of State of the State of Delaware. Upon acceptance of the Investor's investment, the Investor's shares shall be recorded in the books and records of the Company. The Investor will not receive a certificate representing his/her/its investment.

(b)   **If Investor is investing less than $25,000:** In exchange for Investor's payment of the purchase price in the amount specified on the signature page below for shares of Company Class B Common Stock at $0.346 per share, the Company shall issue the Investor the number of shares of Class B Common Stock specified on the signature page below. The Investor agrees to enter into the Company's Shareholders Agreement as a condition of receiving the shares. Upon acceptance of the Investor's investment, the Investor's shares shall be recorded in the books and records of the Company. The Investor will not receive a certificate representing his/her/its investment.

2. <u>Investor Representations</u>. The Company is issuing the shares of Company Series 4 Preferred Stock or Class B Common Stock (the "***Securities***') to Investor in reliance upon the following representations made by Investor:

(a) Investor acknowledges and agrees that the Securities are characterized as "restricted securities" under the Securities Act of 1933 (as amended and together with the rules and regulations promulgated thereunder, the "***Securities Act***") and that, under the Securities Act and applicable regulations thereunder, such securities may not be resold, pledged or otherwise transferred without registration under the Securities Act or an exemption therefrom. Investor acknowledges and agrees that (i) the Securities are being offered in a transaction not involving any public offering in the United States within the meaning of the Securities Act, and the shares of stock have not yet been registered under the Securities Act, and (ii) the Securities may be offered, resold, pledged or otherwise transferred only in a transaction registered under the Securities Act, or meeting the requirements of Rule 144, or in accordance with another exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel if the Company so requests) and in accordance with any applicable securities laws of any State of the United States or any other applicable jurisdiction.

(b) Investor acknowledges and agrees that (i) the registrar or transfer agent for the shares of Preferred Stock will not be required to accept for registration of transfer any shares except upon presentation of evidence satisfactory to the Company that the restrictions on transfer under the Securities Act have been complied with, and (ii) any shares of stock in the form of definitive physical certificates will bear a restrictive legend.

(c) Investor acknowledges and agrees that: (a) the Securities are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering; (b) Investor is acquiring the Securities solely for its own account for investment purposes, and not with a view to the distribution thereof in a transaction that would violate the Securities Act or the securities laws of any State of the United States or any other applicable jurisdiction; (c) Investor is a sophisticated purchaser with such knowledge and experience in business and financial matters that it is capable of evaluating the merits and risks of purchasing the Securities and investing in the Company; (d) Investor has had the opportunity to obtain from the Company such information as desired in order to evaluate the merits and the risks inherent in investing in the Company and holding the Securities, and has had the opportunity to discuss such information with its financial advisors and legal counsel; (e) Investor is able to bear the economic risk and lack of liquidity inherent in holding the Securities; (f) Investor either has a pre-existing personal or business relationship with the Company or its officers, directors or controlling persons, or by reason of Investor's business or financial experience, or the business or financial experience of their professional advisors who are unaffiliated with and who are not compensated by the Company, directly or indirectly, have the capacity to protect their own interests in connection with the purchase of the Securities; and (g) Investor has received a copy of the Term Sheet and the "Risk Factors" attached to this Agreement.

(d) Investor's principal residence is in the state identified on the signature page below.

(e) If the Investor has checked the box next to "Accredited Investor" on the signature page, the Investor represents that he, she or it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act, and the attached ACCREDITED INVESTOR QUESTIONNAIRE has been completed by Investor truthfully and accurately, and the Investor agrees to provide such further information as requested by the Company or its representatives to verify Investor's accredited status. If the Investor has checked the box next to "Unaccredited Investor" on the signature page, the Investor represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act.

3. <u>Representations and Warranties of the Company</u>. The Company hereby represents and warrants to the Investor that as of the date of the Term Sheet:

(a) <u>Organization, Good Standing and Qualification</u>. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure so to qualify would have a material adverse effect on its business or properties.

(b) <u>Capitalization</u>. The authorized capital of the Company consists of:

(A) 20,000,000 shares of the Company's Preferred Stock ("**Preferred Stock**"), of which (i) 375,000 have been designated as Series 1 Preferred Stock, of which 375,000 shares are issued and outstanding; (ii) 1,379,770 have been designated as Series 2 Preferred Stock, of which 1,379,770 shares are issued and outstanding; (iii) 5,852,385 have been designated as Series 3 Preferred Stock, of which 3,203,834 are issued and outstanding; and (iv) the number of shares of Series 4 Preferred Stock sold pursuant to the Offering shall be designated Series 4 Preferred Stock.

(B) 20,000,000 shares of the Company's Common Stock ("**Common Stock**"), of which (i) 8,500,000 have been designated as Class A Common Stock, of which 8,500,000 are issued and outstanding; (ii) 11,500,000 have been designated as Class B Common Stock, of which 205,184 are issued and outstanding; and (iii) 3,394,816 shares of Class B Common Stock are reserved and allocated for issuance to officers, directors, employees and consultants of the Company pursuant to option agreements.

(D) Other than as set forth herein, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal or similar rights) or agreements, orally or in writing, for the purchase or acquisition from the Company of any shares of its capital stock.

(c) <u>Authorization</u>. All corporate action on the part of the Company, its officers, directors and shareholders necessary for the authorization, execution and delivery of the Agreement, the performance of all obligations of the Company hereunder and thereunder and the authorization, issuance and delivery of the Securities has been taken or will be taken prior to the issuance of the Securities, and the Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and other laws of general application affecting enforcement of creditors' rights generally or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(d) Valid Issuance of Securities. The Securities being issued to the Investor hereunder, when issued, sold and delivered in accordance with the terms hereof for the consideration expressed herein, will be duly and validly issued, fully paid and non-assessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by the Investor. Based in part upon the representations of the Investor in this Agreement and subject to the provisions of subsection (f) below, the stock will be issued in compliance with all applicable federal and state securities laws. The Company covenants that neither it nor any authorized agent acting on its behalf will take any action hereafter that would cause the failure of such compliance. The Class B Common Stock issuable upon conversion of the Series 4 Preferred Stock has been duly and validly reserved for issuance, and upon issuance in accordance with the terms of the Certificate of Incorporation and applicable Certificate of Designations, shall be duly and validly issued, fully paid and non-assessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable federal and state securities laws and liens or encumbrances created by or imposed by the Investor, and will be issued in compliance with all applicable federal and state securities laws.

(f) Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the consummation of the transactions contemplated by this Agreement, except for (i) the filing of the Certificate of Designations, (ii) filings under Regulation D of the Securities Act of 1933, as amended (the "*Securities Act*"), and (iii) filings under all other applicable securities laws as may be required in connection with the transactions contemplated by this Agreement.

(g) Compliance with Other Instruments. The Company is not in violation or default of any provisions of its Certificate of Incorporation or Bylaws or of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound or, to its knowledge, of any provision of federal or state statute, rule or regulation applicable to the Company. The execution, delivery and performance of the Agreement and the consummation of the transactions contemplated hereby or thereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, order, writ, decree or contract or an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company.

(h) Permits. The Company and each of its subsidiaries has all franchises, permits, licenses and any similar authority necessary for the conduct of its business, the lack of which could materially and adversely affect the business, properties, prospects, or financial condition of the Company. The Company is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.

(i) Securities Law Exemptions. Based in part on the accuracy of the representations and warranties of the Investor contained in Section 2 hereof, the offer, sale and issuance of the Securities are and will be exempt from the registration requirements of the Securities Act, and the registration, permit or qualification requirements of any applicable state securities laws.

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Neither the Company nor any agent on its behalf has solicited or will solicit any offers to sell or has offered to sell or will offer to sell any part of the Securities to any person or persons so as to bring the sale of such Securities by the Company within the registration provisions of the Securities Act or any state securities law.

4. <u>Information Rights</u>. For so long as the Investor owns any Series 4 Preferred Stock of the Company, at least once every calendar quarter the Company shall provide Investor an e-mail update regarding the status of the Company and its business. The Company may elect to include (unaudited) financial statements with the update, and if such financial statements are not included, Investor may request and receive (unaudited) financial statements from the Company at least once a quarter. The Company's files and records will be open and available for inspection and review by Investor during normal business hours and upon reasonable advance notice (and upon Investor's execution of a non-disclosure agreement for the review of any confidential information).

5. <u>Irrevocable Proxy; SPV Reorganization</u>

(a) A "**Major Investor**" is an investor investing $25,000 or more and receiving shares of Series 4 Preferred Stock pursuant to the Term Sheet and this Subscription Agreement. If the Investor <u>is not</u> a Major Investor, the Investor hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "**CEO**"), as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this Agreement and on behalf of the Investor, (i) vote all shares of the Class B Common Stock issued pursuant to this Agreement as the holders of a majority of the shares of Capital Stock of the Company vote, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this Agreement and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section 5(a) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding shares of the Capital Stock issued pursuant to this Agreement. The CEO is an intended third-party beneficiary of this Section 5(a) and Section 5(b) and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b) If the Investor <u>is not</u> a Major Investor:

(i) Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Investor's true and lawful proxy and attorney pursuant to <u>Section 5(a)</u> (collectively, the "**Proxy**"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Investor pursuant to this Agreement while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this Agreement, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Investor otherwise exist against the Proxy. The Investor shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "**Proxy Losses**") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Investor pursuant to this Agreement, in each case as such Proxy Losses are suffered or incurred; *provided*, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the CEO, the Company) shall reimburse the Investor the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Amount). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Investor or otherwise. The Investor acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this Agreement.

(ii)   A decision, act, consent or instruction of the Proxy constitutes a decision of the Investor and is final, binding and conclusive upon the Investor. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Investor. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(c)   If the Investor is not a Major Investor, the Investor hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this Agreement and any shares of the Capital Stock issued pursuant to the terms of this Agreement into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Class B Common Stock issued pursuant to the Term Sheet.

6.   Miscellaneous**.**

(a) This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware.

(b) This Agreement constitutes the entire agreement between the parties and supersedes all prior oral or written negotiations and agreements between the parties with respect to the subject matter hereof.

(c) Each party to this Agreement hereby represents and warrants to the other party that it has had an opportunity to seek the advice of its own independent legal counsel with respect to the provisions of this Agreement and that its decision to execute this Agreement is not based on any reliance upon the advice of the Company, its officer, directors, representatives or legal counsel.

(d) This Agreement may be executed in any number of counterparts and may be delivered by facsimile transmission or by electronic transmission in PDF format, all of which taken together shall constitute a single instrument.